Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Nine Months ended July 31, 2005	Fiscal Year ended October 31,
		2004	2003	2002	2001	2000
FIXED CHARGES
Interest expensed and capitalized, including amortization of deferred finance charges	$28,526	$38,369	$44,377	$47,094	$42,740	$42,179
Portion of rental expense representing interest factor	327	494	564	546	503	400

TOTAL FIXED CHARGES	28,853	38,863	44,941	47,640	43,243	42,579

EARNINGS
Pretax income	27,347	22,901	8,554	3,333	37,667	58,947
Fixed charges	28,853	38,863	44,941	47,640	43,243	42,579
Amortization of capitalized interest	1,415	1,883	1,862	1,785	1,758	1,692
Less capitalized interest	(541)	(876)	(1,278)	(1,971)	(2,054)	(1,301)

TOTAL EARNINGS AVAILABLE TO COVER FIXED CHARGES	$57,074	$62,771	$54,079	$50,787	$80,614	$101,917

RATIO OF EARNINGS TO FIXED CHARGES	1.98	1.62	1.20	1.07	1.86	2.39